09038796

AMERICAN ELECTRIC POWER ANNUAL REPORT TO SHAREHOLDERS

2008



AEP: Connected to your *Life*

Financial Highlights

2008 Summary

	2008	2007	Variance
Net Income *(in millions)*			
as reported	$1,380	$1,089	$291
ongoing	$1,301	$1,199	$102
Basic Earnings Per Share			
as reported	$3.43	$2.73	$0.70
ongoing	$3.24	$3.00	$0.24
Revenues *(in billions)*	$14.4	$13.4	$1.0
Cash Dividends Per Share	$1.64	$1.58	$0.06
Year-End Closing Stock Price	$33.28	$46.56	($13.28)
Book Value Per Share at Year End	$26.35	$25.17	$1.18
Total Assets *(in billions)*	$45.2	$40.3	$4.9
U.S. Customers at Year End *(in thousands)*	5,213	5,191	22
Total Employment at Year End	21,912	20,861	1,051

2008 reported earnings of $3.43 per share were higher than ongoing earnings primarily due to the favorable effect of the litigation settlement of a power purchase and sale agreement of $0.40 per share, the unfavorable effect of the FERC's order for the allocation of off-system sales margins of $0.24 per share, and the favorable effect of miscellaneous adjustments of $0.03 per share, producing ongoing earnings of $3.24 per share.

2007 reported earnings of $2.73 per share were lower than ongoing earnings primarily due to the unfavorable effects of the Virginia re-regulation of $0.20 per share and the settlement agreement regarding New Source Review requirements of the Clean Air Act of $0.14 per share, offset by the favorable effect of the gain on the sale of Sweeny of $0.08 per share, and the unfavorable effect of miscellaneous adjustments of $0.01 per share, producing ongoing earnings of $3.00 per share.

AEP Service Territory


AEP Ohio
AEP Texas
Appalachian Power
Indiana Michigan Power
Kentucky Power
Public Service Company of Oklahoma
Southwestern Electric Power Company

Received SEC
MAR 18 2009
Washington, DC 20549

DEAR FELLOW SHAREHOLDERS:

AMERICAN ELECTRIC POWER HAS SUCCESSFULLY NAVIGATED A CHALLENGING YEAR AND EMBARKED UPON ANOTHER. WE REACTED QUICKLY AND EFFECTIVELY TO THE SUDDEN ECONOMIC DOWNTURN IN 2008 AND WERE ABLE TO MAINTAIN OUR FINANCIAL STRENGTH AND FLEXIBILITY, ALTHOUGH OUR STOCK VALUE – LIKE THAT OF MOST PUBLIC COMPANIES – DECLINED MARKEDLY. AND WE INTEND TO REMAIN STRONG AND AGILE IN 2009 DESPITE THE CONTINUED WEAKNESS IN THE ECONOMY.

While the business climate has changed, our chief priorities have not: AEP is committed to protecting your investment and providing reliable, efficient service to our customers.

We also are committed to providing a safe work environment for our employees. I'm thrilled to be able to tell you that no AEP employee lost his or her life while on the job in 2008 – the same as in 2007 – and our overall safety performance continued to improve.

John DesBarres, AEP director and good friend who passed away late last year, was a champion of employee safety efforts. Our progress in this critical area is due in large part to his strong advocacy.

The health of our nation's economy is inextricably linked to a dependable, affordable electricity supply. The value of electricity extends far beyond the conveniences and enhancements it brings to our lives; it is the very lifeblood of our economy and our way of life as a nation.

Clearly, AEP's well-being is intertwined with that of our stakeholders.

Despite the tough year, AEP shares performed better than the overall stock market in 2008. Our total shareholder return, reflecting changes in AEP stock value as well as cash dividends on our common stock, was a disappointing -25 percent. This does not compare favorably to the 13.1 percent return that AEP delivered in 2007, but it surpassed the performance of the electric utility sector and the broader market last year.

TOTAL SHAREHOLDER RETURN


AEP
S&P 500 Utilities Index
S&P 500 Index
-25%
-28.5%
-36.6%

Our 2008 earnings also outpaced prior-year results. AEP reported 2008 ongoing earnings of $3.24 per share, at the high end of our earnings guidance range for the year and up from $3.00 in 2007. As-reported earnings (prepared according to Generally Accepted Accounting Principles, or GAAP) totaled $3.43 per share in 2008 compared with $2.73 in 2007. Contributing to our 2008 results were increased rates in five of our states, new contracts with municipal utilities and rural electric cooperatives and the positive impact of a large industrial customer operating at full capacity.

We are projecting ongoing earnings per share of $3.00 to $3.40 in 2009, reduced from our previous forecast of $3.20 to $3.50 per share. We also revised our long-term growth rate to between 4 percent and 6 percent annually, down from 5 percent to 9 percent. These revisions are based on our expectation that the economy will remain soft, that our 2009 sales will be similar to 2008 levels, and that capital investment in our infrastructure will be lower than previously projected because of capital market conditions. Our 2009 earnings guidance also reflects the uncertain outcome of our pending rate case in Ohio.

After three consecutive years of increased dividends on AEP common stock, our board late last year elected to maintain the quarterly dividend at 41 cents per share. Our current dividend level provides an attractive yield of approximately 5 percent.

Uncertainty about the timing of an economic recovery has caused us to tighten controls on spending. We plan to keep operations and maintenance costs relatively flat and trim our 2009 capital investment budget by $750 million, a reduction of about 23 percent from our earlier projections and 35 percent from 2008 expenditures. We will match our capital spending to our cash flow as closely as possible.

This plan will delay certain projects, such as some planned new natural gas generation, but will not materially impact our operations and will not sacrifice safety or reliability.

Reducing our capital spending should lessen our need to access credit this year. Our decision last fall to draw $2 billion on our existing credit facilities is helping to ensure a sufficient cash balance for much of 2009, but our cash flow has dropped below the level associated with our current credit ratings and must be addressed.

Our ability to access credit, and the cost of that credit, hinge largely on the strength of AEP's credit ratings. It is absolutely critical that we maintain or enhance our overall ratings and the ratings of many of our subsidiaries.

Credit quality matters today more than ever in terms of access to long-term capital markets and short-term commercial paper markets. It provides financial and strategic flexibility and an ability to manage the impacts of government policy changes. Some of the changes introduced by the Obama administration surely will affect us, but it is too early to know how or when.

We expect that prices of some commodities will remain higher in 2009 than in recent years, although we believe prices will not rise as much as last year. Increased interest expense and pension costs also are likely. But mandatory contributions to our pension plans are not anticipated in 2009.

We continue to strive for a debt ratio below 60 percent of total capitalization on a credit-adjusted basis. AEP's debt at year-end 2008 represented 61 percent of adjusted capitalization.

Achieving timely regulatory recovery for our investments in electricity infrastructure is key to executing many of our plans for 2009 and beyond, but we recognize that these are challenging times for AEP, our customers and our other stakeholders.

AEP remains among the lowest-cost electricity providers in the 11 states we serve, even with approval of higher rates in some jurisdictions last year. Regulatory activity in 2008 resulted in rate increases totaling $527 million, exceeding our target of $518 million.

We expect a decision very soon in Ohio on a pending rate plan that will determine the extent to which Ohio Power Company and Columbus Southern Power Company can recover generation costs starting this year. The plan stems from legislation enacted in 2008 to change how the state's electric utilities are regulated. Because Ohio accounts for nearly one-third of AEP's retail revenues, the outcome is very significant.

We were extremely fortunate last year to gain approval to build the nation's first ultra-supercritical, coal-fired baseload generating plant. The


MICHAEL G. MORRIS
Chairman, President and
Chief Executive Officer

600-megawatt Turk Plant in Arkansas will meet the growing demand of our Southwestern Electric Power Company (SWEPCO) customers with greater efficiency and emission reductions than existing pulverized coal technology.

We look to carbon capture and storage, advanced energy storage technologies and demand-side management and energy efficiency measures to help meet demand and lower greenhouse gas emissions over the long term. Our carbon capture and storage demonstration project, using Alstom's chilled ammonia process, is scheduled to be operational at our Mountaineer Plant in West Virginia this fall.

We have made significant progress on our commitment to add 1,000 megawatts of wind generation through power purchase agreements in our eastern footprint by 2011 – another means of reducing greenhouse gas emissions. In fact, we are already only 100 megawatts from our goal.

One of the two units at our D.C. Cook nuclear plant has been out of service since last September, when the main turbine and generator were damaged by severe vibrations likely caused by broken low-pressure turbine blades. We expect the unit to return to service as soon as September 2009 or in 2010, depending on whether the turbine rotors can be repaired or must be replaced. We anticipate that most of the cost will be recovered through insurance, vendor warranty or the regulatory process.

FUEL DIVERSITY


Coal/Lignite
66%
Natural Gas
23%
Nuclear
6%
Wind, Hydro
& Pumped
Storage
5%

AEP, the pioneer of 765-kilovolt extra-high voltage transmission, advocates formation of a national interstate transmission system to help assure reliability of the U.S. electricity grid, economic growth and full exploitation of our nation's renewable energy resources. We believe development of new transmission holds potential for attractive investment growth, given reasonable regulatory policies for allocating and recovering costs.

AEP seeks appropriate policies in Washington to support transmission development. We have made strides in this quest through partnerships with other companies and collaboration with regulators within our traditional footprint and beyond. The Federal Energy Regulatory Commission (FERC) has approved incentive rates for three of our planned transmission projects, and an order is pending on a fourth project.

In the energy distribution area, AEP continues to develop an initiative called gridSMART[SM] in conjunction with GE Energy. Our plan, using advanced technologies, will allow customers to better control their electricity usage and will help shorten or eliminate many customer outages.

A gridSMART pilot project launched last year in South Bend, Ind., has provided 10,000 customers with "smart" meters and associated rate incentives to help them manage their electricity costs. We need regulatory support from our states before we move forward with a broader deployment.

I have already mentioned our safe work record last year. Back-to-back years without an employee fatality represent a "first" for AEP during the many decades we have recorded safety data. But not every employee or contractor returned home without harm during 2008. So, we will focus harder on changing behaviors and on preventive and corrective actions to improve safety and health.

We continue to recognize employees whose extraordinary efforts help those in life-threatening circumstances. The Chairman's Life Saving Award was presented to Ronnie Clinton, a SWEPCO employee based in Louisiana, and Jim Clements and Adam Cumings of AEP Ohio's Ohio Valley District. The trio helped rescue men who were trapped under or inside their vehicles, in two separate incidents.

I'm delighted to note the addition of two new members to our Board of Directors in the past year. John Turner, who was elected to the board in July, was formerly an assistant secretary of state for Oceans and International Environmental and Scientific Affairs and also headed The Conservation Fund. His expertise in helping businesses operate in more sustainable ways is extremely valuable to us.

Sara Martinez Tucker was elected to the board in January 2009. She has served as undersecretary of the U.S. Department of Education, president and chief executive officer of the Hispanic Scholarship Fund and regional vice president for AT&T Global Business Communications Systems. Her varied experience in the public and private sectors will benefit our board and company greatly.

I am saddened by the passing of John DesBarres. He had served on the board since 1997 and had chaired the Human Resources Committee since 2001. Before that, he was chairman of the Nuclear Oversight Committee. I have known John since the 1980s, when we worked together in the interstate pipeline business. Our board misses his leadership, his intelligence, his warmth and his graciousness more than I can express.



John P. DesBarres

'OUR BOARD MISSES HIS LEADERSHIP, HIS INTELLIGENCE, HIS WARMTH AND HIS GRACIOUSNESS MORE THAN I CAN EXPRESS.'

The John P. DesBarres Safety and Health Excellence Award will be presented for the first time in 2010 based on business-unit performance in 2009. This annual award will honor one AEP business unit based on its employee safety performance during the past year and its effort toward meeting long-term safety goals over a three-year period.

Tom Hagan, executive vice president – AEP West Utilities, retired last year. We appreciate his dedicated service to the company. Venita McCellon-Allen, who had been president and chief operating officer of SWEPCO, succeeds Tom in that post.

Finally, let me say how much I appreciate your support and that of all our stakeholders, including our customers, our communities, our employees, our regulators and our policymakers. We are striving to operate as effectively as we can in a very challenging environment, which we have done before during our 102-year history and doubtless will do again. Please be assured that protecting your investment and helping it grow – despite the environment in which we are operating – heads our 2009 agenda. Thank you for your patience and your continued support.

Michael G. Morris

MICHAEL G. MORRIS
Chairman, President and Chief Executive Officer

March 6, 2009

We are connected to our customers' lives in nearly every aspect of daily living.

Flip a switch, turn a knob or press a button, and we instantly have lights, sound or some other convenience that electricity provides us. Electricity makes our lives easier and better. Indeed, we depend on it for almost everything we do. It is virtually impossible to imagine life without it.

When Thomas Edison's first power plant lit up 800 bulbs in New York City in September 1882, the world changed forever.

In addition to all that electricity contributes to our individual lives and to society, it makes possible literally millions of jobs in a host of industries in the U.S. and across the globe. It fuels the economy in countless ways.

OUR NATION'S DEMAND FOR ELECTRICITY IS AT AN ALL-TIME HIGH AND IS PROJECTED TO GROW AT LEAST 30 PERCENT WITHIN THE NEXT 25 YEARS.

Our nation's demand for electricity is at an all-time high and is projected to grow at least 30 percent within the next 25 years, according to the U.S. Energy Information Administration. Growth in electricity use has tracked growth in the gross domestic product – the nation's main barometer of economic health – more closely than any other source of energy since World War II.

The link between electricity use and the economy results from many factors, including changes in population, advancements in electric technologies and the comparatively stable price of electricity.

U.S. households use more electricity today than ever, but the portion of our budgets dedicated to electricity bills has declined. That's because electricity prices – unlike the prices for many other goods – did not keep pace with inflation for many years.

From 1987 through 2007, electricity prices increased an average of 1.8 percent per year while inflation grew at a rate of 3.1 percent per year.

The electric system infrastructure needed to supply the way of life we expect and enjoy is complex and intricate and the resources unquantifiable. Designing, building, purchasing, operating and maintaining everything that infrastructure comprises represent a huge investment in human and financial capital. America's electric companies employ more than 400,000 people and pay billions of dollars in tax revenue annually.









43%
The increase in electric service costs for U.S. households
83%
The rise in the Consumer Price Index
195%
The increase in "regular" gasoline prices
For the period 1997 through 2007. Sources: U.S. Bureau of Labor Statistics and U.S. Energy Information Administration

U.S. households use more electricity than ever, but the portion of our budgets dedicated to electricity has declined.

AEP and other electricity providers face steadily increasing costs to generate and deliver electricity. While electric companies work to improve their efficiency and contain costs in order to keep electricity prices as affordable as possible, the reality is that higher prices are inevitable. Even so, electricity is one of the best values available to U.S. consumers.

That is especially true within AEP's 11-state service territory. AEP operating companies rank among the lowest-cost providers in their respective states. This is the case even when considering the cost of investments to improve the environmental performance of AEP generating facilities. And it is expected to remain so regardless of the outcome of pending rate cases in the company's jurisdictions.

Edison Electric Institute (EEI), the professional association representing the nation's investor-owned electric utilities, compiles information about typical customer bills and average prices of electric service for customers of investor-owned utilities.

EEI data show that, for the 12 months ending June 30, 2008, AEP units consistently ranked among the lowest-cost electricity providers. In fact, Appalachian Power's customers in Tennessee had the lowest average residential rate of 178 investor-owned utility jurisdictions, 5.35 cents per kilowatt-hour. Six AEP

Average Household Expenditures


1995
Other 9.3%
Electricity 2.7%
Housing (excluding electricity) 29.7%
Insurance & Pensions 9.2%
Health Care 5.4%
Entertainment & Apparel 10.3%
Food & Beverage 14.8%
Transportation 18.6%


2005
Other 9.5%
Electricity 2.5%
Housing (excluding electricity) 30.2%
Insurance & Pensions 11.2%
Health Care 5.7%
Entertainment & Apparel 9.2%
Food & Beverage 13.7%
Transportation 18%

Source: U.S. Bureau of Labor Statistics

AEP jurisdictions consistently rank among the lowest-cost electricity providers.

jurisdictions fell within the 13 lowest-cost providers of electric service to residential consumers – all at an average rate of less than 7 cents per kilowatt-hour.

For the same 12-month period, AEP jurisdictions accounted for four of the nine lowest-cost providers to commercial customers and three of the seven lowest-cost providers to industrial customers.

EEI reported that typical monthly bills in effect as of July 1, 2008, for residential customers of AEP utilities (based on 1,000 kWh usage per month) were lower in many cases than statewide average typical bills. Rate adjustments have become effective in several AEP jurisdictions since then, and additional cases are in progress and not yet resolved.

Typical bills for AEP's commercial and industrial customers as of July 1, 2008, also fell well below the statewide averages in most instances.

An emphasis on energy efficiency is one

AEP customers' typical bills versus the average residential bill in AEP states:
(As of July 1, 2008)


Arkansas – $90.15
SWEPCO – $79.60
Indiana – $95.12
Indiana Michigan Power – $73.67
Kentucky – $77.38
Kentucky Power – $86.32
Louisiana – $115.38
SWEPCO – $88.20
Michigan – $97.46
Indiana Michigan Power – $65.60 (St. Joseph) and $66.58 (Three Rivers)
Ohio – $112.53
AEP Ohio – $82.50 (Ohio Power) and $107.15 (Columbus Southern Power)
Oklahoma – $94.79
Public Service Company of Oklahoma – $104.31
Tennessee
Appalachian Power – $59.83
AEP is the only investor-owned utility doing business in the state.
Texas – $108.91
SWEPCO – $86.91
The statewide average was for customers of utilities outside the geographic region covered by the state's deregulation law.
Virginia – $83.88
Appalachian Power – $70.00
West Virginia – $72.40
Appalachian Power – $72.28

Source: Edison Electric Institute.
AEP utilities shown in red.









79%
The rise in food and beverage costs for U.S. households
84%
The increase in housing costs
170%
The rise in health care costs
For the period 1987 through 2007. Sources: U.S. Bureau of Labor Statistics and U.S. Energy Information Administration

We will be working with our state regulators to implement programs that help customers manage their electricity usage.

feature of the new administration's recently passed stimulus bill. AEP will be working with its state regulators in the coming months and years to implement programs that help customers manage their electricity usage and control their costs – another means of providing value. AEP's gridSMART[SM] initiative aspires to these goals while also boosting distribution system reliability.

The gridSMART plan will provide customers with greater control over their energy use through use of "smart metering" programs. It also will use advanced technologies to more quickly identify potential problems with the electricity delivery system, preventing or greatly reducing the duration of disruptions. While the economic downturn has caused a more cautious approach to pursuing new investments, efforts are under way in several of AEP's states to gain regulatory approval of customer programs aimed at reducing electricity demand.

THE GRIDSMART[SM] PLAN WILL PROVIDE CUSTOMERS WITH GREATER CONTROL OVER THEIR ENERGY USE THROUGH THE USE OF 'SMART METERING' PROGRAMS.

AEP's increasing focus on sustainability is forging a tighter bond between the company and its stakeholders as well. AEP considers sustainability a long-term business strategy that enhances opportunities to deliver greater shareholder value by putting people first, protecting and respecting the environment, managing the company's impacts and soliciting stakeholders' perceptions and expectations of the company. A detailed exploration of AEP's sustainability efforts will be provided in the third annual Corporate Sustainability Report, to be produced later this spring. The report will be available at AEP.com.

AEP also is connected to its customers through its role as a community partner. In 2008, the company made community investments totaling more than $17 million, including support for nonprofit and community organizations and for student and teacher learning. The American Electric Power Foundation, which was launched in 2005, also made grants of more than $11.6 million in 2008.

AEP Board of Directors



Michael G. Morris
Age 62; Elected 2004
Chairman, President and Chief Executive Officer
E, P

E.R. Brooks
Age 71; Elected 2000
Retired Chairman and Chief Executive Officer, Central and South West Corp.
Granbury, Texas
A, D, E, P

Dr. Donald M. Carlton
Age 71; Elected 2000
Retired President and Chief Executive Officer, Radian International, LLC
Austin, Texas
H, N, P

Ralph D. Crosby, Jr.
Age 61; Elected 2006
Chairman and Chief Executive Officer, EADS North America, Inc.
McLean, Virginia
H, N, P

Linda A. Goodspeed
Age 47; Elected 2005
Vice President, Information Systems, Nissan North America
Franklin, Tennessee
F, N, P

Thomas E. Hoaglin
Age 59; Elected 2007
Retired Chairman and Chief Executive Officer, Huntington Bancshares, Inc.
Columbus, Ohio
D, H, P



Dr. Lester A. Hudson, Jr.
Age 69; Elected 1987
Professor, McColl Graduate School of Business, Queens University of Charlotte
Charlotte, North Carolina
D, E, H, P

Lionel L. Nowell III
Age 54; Elected 2004
Senior Vice President and Treasurer, PepsiCo, Inc.
Purchase, New York
A, D, P

Dr. Richard L. Sandor
Age 67; Elected 2000
Chairman and Chief Executive Officer, Chicago Climate Exchange, Inc.
Chicago, Illinois
E, F, N, P

Dr. Kathryn D. Sullivan
Age 57; Elected 1997
Director, Battelle Center for Mathematics and Science Education Policy, John Glenn School of Public Affairs, The Ohio State University
Columbus, Ohio
F, N, P

Sara Martinez Tucker
Age 53; Elected 2009
Former Undersecretary, U.S. Department of Education, and former President and Chief Executive Officer, Hispanic Scholarship Fund
San Francisco, California
P

John F. Turner
Age 67; Elected 2008
Managing Partner, Triangle X Ranch
Moose, Wyoming
A, N, P

Committees of the Board:
The chairman is listed in ( ).
A – Audit (Brooks), D – Directors and Corporate Governance (Hoaglin),
E – Executive (Morris), F – Finance (Sandor), H – Human Resources (Hudson)
N – Nuclear Oversight (Sullivan), P – Policy (Nowell)

AEP Utility Presidents/Chief Operating Officers



Paul Chodak
Southwestern Electric Power Company

Joseph Hamrock
AEP Ohio

Timothy C. Mosher
Kentucky Power



Helen J. Murray
Indiana Michigan Power

J. Stuart Solomon
Public Service Company of Oklahoma

Pablo A. Vegas
AEP Texas

Dana E. Waldo
Appalachian Power

American Electric Power Company, Inc.

Michael G. Morris
Chairman, President and Chief Executive Officer

Carl L. English
Chief Operating Officer

Robert P. Powers
President – AEP Utilities

Nicholas K. Akins
Executive Vice President

John B. Keane
Executive Vice President, Secretary, Chief Compliance Officer and General Counsel

Holly K. Koeppel
Executive Vice President and Chief Financial Officer

Venita McCellon-Allen
Executive Vice President

Brian X. Tierney
Executive Vice President

Susan Tomasky
President – AEP Transmission

Dennis E. Welch
Executive Vice President

Joseph M. Buonaiuto
Senior Vice President, Controller and Chief Accounting Officer

Richard E. Munczinski
Senior Vice President

Charles E. Zebula
Senior Vice President and Treasurer

American Electric Power Service Corporation

Michael G. Morris
Chairman, President and Chief Executive Officer

Carl L. English
Chief Operating Officer

Robert P. Powers
President – AEP Utilities

Susan Tomasky
President – AEP Transmission

Nicholas K. Akins
Executive Vice President – Generation

John B. Keane
Executive Vice President and General Counsel

Holly K. Koeppel
Executive Vice President and Chief Financial Officer

Venita McCellon-Allen
Executive Vice President – AEP West Utilities

Brian X. Tierney
Executive Vice President – AEP East Utilities

Dennis E. Welch
Executive Vice President – Environment, Safety & Health and Facilities

J. Craig Baker
Senior Vice President – Regulatory Services

Richard E. Munczinski
Senior Vice President – Shared Services

Charles R. Patton
Senior Vice President – Regulatory and Public Policy

Barbara D. Radous
Senior Vice President – Commercial Operations

Charles E. Zebula
Treasurer and Senior Vice President – Investor Relations

The following discussion is a summary analysis of our results of operations for 2008 compared with 2007 and an overview of our business outlook and financial condition. This condensed financial presentation should not be considered a substitute for the full financial statements, inclusive of footnotes and Management's Financial Discussion and Analysis of Results of Operations, available to all shareholders as Appendix A to the Proxy Statement and included in the annual Form 10-K filing with the Securities and Exchange Commission. Appendix A and Form 10-K also contain detailed discussions of major uncertainties, contingencies, risks and other issues we face. A copy of the Form 10-K and/or Appendix A to the Proxy Statement, including the full financial statements, can be obtained through the Internet at www.AEP.com.

Market Price – Common Stock



$51.24
$41.67
$46.56
$49.11
$25.54
$33.28
High
Low
Year End
2007
High
Low
Year End
2008

Year-End Stock Price – Five-Year Trend



$34.34
$37.09
$42.58
$46.56
$33.28
2004
2005
2006
2007
2008

We had many accomplishments in 2008, including strong earnings despite the economic climate. Our basic earnings per share increased in 2008 to $3.43 per share. We completed construction of new generating units at our Southwestern Station and Riverside Station in Oklahoma and continued construction of the Stall Unit, Turk Plant and Dresden Plant generating facilities in Louisiana, Arkansas and Ohio, respectively. We also continued our pursuit of joint venture opportunities to invest in transmission facilities in PJM Interconnection, Electric Reliability Council of Texas (ERCOT) and other regions.

BASIC EARNINGS PER SHARE


$2.54
$2.73
$3.43
2006
2007
2008

Basic earnings per share increased to $3.43 in 2008.

Outlook For 2009

We remain focused on the fundamental earning power of our utilities and are committed to maintaining our credit quality and liquidity. To achieve our goals we plan to:

- Hold operation and maintenance expense relatively flat as compared to 2008.
- Significantly reduce our capital expenditures while continuing construction of additional new generation.
- Aggressively seek rate relief by developing rate plans that obtain favorable and timely resolutions to our rate proceedings.
- Continue developing strong regulatory relationships through operating company interaction with the various regulatory bodies.

There are, nevertheless, certain risks and challenges that must be overcome, including:

- Domestic and international economic slowdowns.
- Access to capital markets to support our proposed capital expenditures.
- Intervention by consumer advocates in current and future state and FERC regulatory proceedings who try to keep rates down at the expense of a fair return.
- Wholesale market volatility.
- The return to service of Cook Plant Unit 1 and overall plant availability.
- Managing our overall generating fleet to maximize our off-system sales opportunities despite the loss of production from Cook Plant Unit 1.
- Fuel cost volatility and timely fuel cost recovery, including related transportation costs.
- Managing the effects of potential environmental legislation and regulation regarding carbon dioxide and other emissions on our existing generating fleet.
- Expanding our generating fleet while complying with potential new emission restrictions on the construction of future plants.
- Weather-related system reliability and utilization.

NEW GENERATION


Projected Commercial Operation Date
Cumulative Megawatts (MW)
IGCC Coal 1,258 MW
Date Pending *
2,938 MW
Combined-cycle Gas 1,080 MW
2013
1,680 MW
2012
1,100 MW
Ultra-supercritical Coal 600 MW**
2010
500 MW

* Construction of plants is pending regulatory approvals.

** AEP plans to own approximately 73%, or 440 MW.

REGULATORY ACTIVITY

In 2009, our significant regulatory activities will include:

- Achieving favorable regulatory results in Ohio under Senate Bill 221.
- Maintaining adequate returns in AEP's retail jurisdictions by filing for rate increases, where necessary.
- Continuing progress on major transmission projects by:
  - Securing favorable regulatory treatment for transmission projects.
  - Obtaining successful outcomes in siting and right-of-way filings.
  - Seeking proper cost recovery within and across regional transmission organizations.

CAPITAL MARKETS

As a result of domestic and world economic slowdowns in 2008, the financial markets have become increasingly unstable and constrained at both a global and domestic level. This systemic marketplace distress is impacting our access to capital; liquidity; asset valuations in our trust funds; the creditworthy status of customers, suppliers and trading partners; and our cost of capital. Our financial staff actively manages these factors with oversight from our risk committee. The uncertainties in the capital markets could have significant implications because we rely on continuing access to capital to fund operations and capital expenditures.

The current credit markets are constraining our ability to issue new debt, including commercial paper, and to refinance existing debt. We cannot predict the length of time the current capital market situation will continue or its impact on future operations and our ability to issue debt at reasonable interest rates. If market conditions improve, we plan to repay portions of the amounts drawn under the credit facilities and issue commercial paper and long-term debt.

We believe that we have adequate liquidity to support our planned business operations and construction program through 2009 due to the following:

- We have $1.9 billion in aggregate available credit facility commitments as of December 31, 2008. These commitments include 27 different banks with no one bank having more than 10% of our total bank commitments. In April 2009, $338 million of our $1.9 billion in available credit facility commitments will expire. As of December 31, 2008, our total cash and cash equivalents were $411 million.
- Of our $16 billion of long-term debt as of December 31, 2008, approximately $300 million will mature in 2009 (approximately 1.9% of our outstanding long-term debt as of December 31, 2008). We intend to refinance these maturities. The $300 million of 2009 maturities exclude payments due for securitization bonds that we recover directly from ratepayers.
- We will receive a favorable earnings and cash flow impact in 2009 due to base rate increases in Oklahoma and Virginia and an expected base rate increase in Indiana. We are currently awaiting a decision on the Ohio Electric Security Plan (ESP) filings.
- We believe that our projected cash flows from operating activities are sufficient to support our ongoing operations.

Approximately $1.5 billion of outstanding long-term debt will mature in 2010, excluding payments due for securitization bonds that we recover directly from ratepayers. In conjunction with the upcoming resolution of the Ohio ESPs, we will reevaluate our operating and financial plans, which could possibly include debt and/or equity issuances.

ECONOMIC SLOWDOWN

Following the indications of a slowing economy in 2007, the U.S. economy experienced what some have labeled a financial crisis in 2008. These economic troubles impacted and will continue to impact our residential, commercial and industrial sales as well as sales opportunities in the wholesale market. Most sections of our service territories are experiencing slowdowns in new construction, resulting in our residential and commercial customer base growing at a decreased rate. Starting in the fourth quarter of 2008, various sections of our service territories also experienced decreases in industrial sales due to temporary shutdowns and reduced shifts by some of our large industrial customers. We expect these trends to continue throughout 2009.

CAPITAL EXPENDITURES

Our capital expenditures for 2008 were $4 billion, excluding allowances for funds used during construction (AFUDC). Due to recent capital market instability and the economic slowdown, we reduced our planned capital expenditures for 2009 by $750 million to $2.6 billion. The reduction in capital spending will reduce our need to access the capital markets in 2009. While many of these cutbacks involve the delay of certain capital projects into future years, these reductions will not jeopardize the reliability of the AEP System. Projected capital expenditures for 2010 are currently under review.

2009 PROJECTED CAPITAL INVESTMENT *(in millions)*



New Generation
$235
Corporate
$89
Environmental
$436
Distribution
$686
Other Generation
$606
Transmission
$532

Amounts exclude AFUDC and Joint Venture (JV) transmission projects. Estimated JV transmission investment in 2009 is approximately $50 million.

COOK PLANT UNIT 1 FIRE AND SHUTDOWN

In September 2008, we shut down Cook Plant Unit 1 due to turbine vibrations, likely caused by blade failure, which resulted in a fire on the electric generator. This equipment, located in the turbine building, is separate and isolated from the nuclear reactor. Repair of the property damage and replacement of the turbine rotors and other equipment could cost up to approximately $330 million. We should recover a significant portion of these costs through the turbine vendor's warranty, insurance and the regulatory process. Our current analysis indicates that with successful repairs and timely parts deliveries, Cook Plant Unit 1 could resume operations as early as September 2009 at reduced power. If the rotors cannot be repaired, replacement of parts will extend the outage into 2010.

FUEL COSTS

Coal prices increased by approximately 29% in 2008 due to several factors, including escalating market prices and increased demand, primarily in our eastern region, as a result of expiring lower-priced coal and transportation contracts being replaced with higher-priced contracts. During 2008, we had price risk exposure in Ohio, representing approximately 20% of our fuel costs. For 2009, we expect our coal costs to increase by approximately 15%. We have active fuel cost recovery mechanisms in all of our jurisdictions except Ohio. We expect to have a fuel cost recovery mechanism reinstated. An order on the Ohio ESPs is expected before the end of the first quarter of 2009.

RESULTS OF OPERATIONS

While our Utility Operations segment remains our primary business segment, our two other segments include AEP River Operations and Generation and Marketing.

UTILITY OPERATIONS:

- Generation of electricity for sale to U.S. retail and wholesale customers.
- Electricity transmission and distribution in the U.S.

AEP RIVER OPERATIONS:

- Commercial barging operations that annually transport approximately 33 million tons of coal and dry bulk commodities primarily on the Ohio, Illinois and lower Mississippi rivers. Approximately 38% of the barging is for transportation of agricultural products, 30% for coal, 13% for steel and 19% for other commodities. Effective July 30, 2008, AEP MEMCO LLC's name was changed to AEP River Operations LLC.

GENERATION AND MARKETING:

- Wind farms and marketing and risk management activities primarily in ERCOT.

AEP Consolidated Income Before Discontinued Operations and Extraordinary Loss in 2008 increased $224 million compared to 2007.

INCOME BEFORE DISCONTINUED OPERATIONS AND EXTRAORDINARY LOSS *(in millions)*



$992
$1,144
$1,368
2006
2007
2008

Income Before Discontinued Operations and Extraordinary Loss increased to $1,368 million in 2008.

The following is a discussion of segment results:

UTILITY OPERATIONS

Our Utility Operations' Income Before Discontinued Operations and Extraordinary Loss increased from $1,031 million in 2007 to $1,115 million in 2008. Favorable variances were primarily due to increased retail margins resulting from rate increases implemented in Ohio, Oklahoma, Texas and Virginia and recovery of environmental and reliability costs in Virginia and construction financing costs in West Virginia. Incremental margins were also realized from unfavorable adjustments recorded in 2007 related to the 2007 Virginia base rate case and the return of a major industrial customer in Ohio. These favorable variances were partially offset by increased fuel and consumable expenses in Ohio; the impact of the FERC's November 2008 order related to the System Integration Agreement for the allocation of off-system sales margins; reduced usage resulting from decreases in cooling degrees days and lower industrial sales as a result of the economic slowdown; and increased interest expense primarily due to additional debt issued and higher interest rates on variable rate debt.

AEP RIVER OPERATIONS

Our River Operations' Income Before Discontinued Operations and Extraordinary Loss decreased from $61 million in 2007 to $55 million in 2008 primarily due to rising diesel fuel prices, travel restrictions caused by significant flooding on various internal waterways throughout 2008, the impact of Hurricanes Ike and Gustav and other adverse operating conditions. Additionally, decreases in import demand and grain export demand have resulted in lower freight demand, largely the result of a slowing U.S. economy.

UTILITY REVENUES BY CLASS *(in millions)*



$3,688
$3,991
$4,267
2006
2007
2008
Residential
$2,643
$2,906
$3,116
2006
2007
2008
Commercial
$2,422
$2,674
$2,954
2006
2007
2008
Industrial
$2,624
$2,148
$2,748
2006
2007
2008
Wholesale

GENERATION AND MARKETING

Our Generation and Marketing's Income Before Discontinued Operations and Extraordinary Loss decreased from $67 million in 2007 to $65 million in 2008 primarily due to the sale in 2007 of our equity investment in Sweeny and related contracts, which resulted in $37 million of after-tax income, offset by higher gross margins from marketing activities and improved plant performance and hedging activities from our share of the Oklaunion Power Station.

ALL OTHER

Income Before Discontinued Operations and Extraordinary Loss from All Other increased from a $15 million loss in 2007 to $133 million in 2008. We had after-tax income of $164 million from a 2008 litigation settlement of a purchase power and sale agreement.

Financial Condition

We measure our financial condition by the strength of our balance sheet and the liquidity provided by our cash flows. During 2008, we maintained our strong financial condition as reflected by our issuance of $2.8 billion of long-term debt primarily to fund our construction program, refinance auction-rate debt and retire debt maturities.

Our ratio of debt to total capital increased from 60.7% to 62.6% on a GAAP basis in 2008 due to our issuance of debt to fund construction activities and our strategy to deal with the credit situation by drawing $2 billion from our credit facilities.

Average basic shares outstanding increased to 402 million in 2008 from 399 million in 2007 primarily due to the issuance of shares under our incentive compensation and dividend reinvestment plans.

Condensed Consolidated Statements of Income

Year Ended December 31

(In Millions–Except Per-Share Amounts)

	2008	2007	Variance
Revenues	$14,440	$13,380	$1,060
Expenses:			
Fuel and Purchased Energy	5,755	4,967	788
Other Operation and Maintenance	3,925	3,867	58
Gain on Disposition of Assets, Net	(16)	(41)	25
Asset Impairments and Other Related Charges	(255)	—	(255)
Depreciation and Amortization	1,483	1,513	(30)
Taxes Other Than Income Taxes	761	755	6
Total Expenses	11,653	11,061	592
Operating Income	2,787	2,319	468
Investment Income and Allowance for Equity Funds Used During Construction	102	84	18
Carrying Costs Income	83	51	32
Gain on Disposition of Equity Investments, Net	—	47	(47)
Interest and Other Charges	(961)	(844)	(117)
Income Before Income Tax Expense and Other, Net	2,011	1,657	354
Income Tax Expense	(642)	(516)	(126)
Other, Net	(1)	3	(4)
Income Before Discontinued Operations and Extraordinary Loss	1,368	1,144	224
Discontinued Operations, Net of Tax	12	24	(12)
Extraordinary Loss, Net of Tax	—	(79)	79
Net Income	$1,380	$1,089	$291
Weighted Average Number of Basic Shares Outstanding	402	399	3
Total Basic Earnings Per Share	$3.43	$2.73	$0.70
Weighted Average Number of Diluted Shares Outstanding	404	400	4
Total Diluted Earnings Per Share	$3.42	$2.72	$0.70
Cash Dividends Paid Per Share	$1.64	$1.58	$0.06

Full disclosure of all financial information is included in Appendix A to the Proxy Statement.

Condensed Consolidated Balance Sheets

At December 31 *(In Millions)*

	2008	2007
Assets		
Cash and Cash Equivalents	$411	$178
Accounts Receivable	1,066	1,117
Fuel, Materials and Supplies	1,173	967
Other Current Assets	1,125	764
Total Current Assets	3,775	3,026
Property, Plant and Equipment	49,710	46,145
Accumulated Depreciation and Amortization	(16,723)	(16,275)
Net Property, Plant and Equipment	32,987	29,870
Regulatory Assets	3,783	2,199
Other Noncurrent Assets	4,610	5,224
Total	$45,155	$40,319
Liabilities and Shareholders' Equity		
Accounts Payable	$1,297	$1,324
Short-term Debt and Long-term Debt Due Within One Year	2,423	1,452
Other Current Liabilities	2,577	2,385
Total Current Liabilities	6,297	5,161
Long-term Debt	15,536	14,202
Deferred Income Taxes	5,128	4,730
Regulatory Liabilities and Deferred Investment Tax Credits	2,789	2,952
Other Noncurrent Liabilities	4,651	3,134
Total Liabilities	34,401	30,179
Cumulative Preferred Stock Not Subject to Mandatory Redemption	61	61
Common Shareholders' Equity	10,693	10,079
Total	$45,155	$40,319

Condensed Consolidated Statements of Cash Flows

Year Ended December 31 *(In Millions)*

	2008	2007
Operating Activities		
Net Income	$1,380	$1,089
Less: Discontinued Operations, Net of Tax	(12)	(24)
Income Before Discontinued Operations	1,368	1,065
Depreciation and Amortization	1,483	1,513
Provision for Revenue Refund	149	—
Extraordinary Loss, Net of Tax	—	79
Carrying Costs Income	(83)	(51)
Fuel Over/Under-Recovery, Net	(272)	(117)
Changes in Working Capital	(207)	(124)
Adjustments for Other Noncash Items	138	23
Net Cash Flows From Operating Activities	2,576	2,388
Investing Activities		
Construction Expenditures	(3,800)	(3,556)
Acquisitions of Nuclear Fuel	(192)	(74)
Acquisitions of Assets	(160)	(512)
Proceeds from Sales of Assets	90	222
Other, Net	35	(1)
Net Cash Flows Used For Investing Activities	(4,027)	(3,921)
Financing Activities		
Issuance of Common Stock	159	144
Change in Short-term Debt, Net	1,316	642
Change in Long-term Debt, Net	950	1,260
Dividends Paid on Common Stock	(660)	(630)
Other	(81)	(6)
Net Cash Flows From Financing Activities	1,684	1,410
Net Increase (Decrease) in Cash and Cash Equivalents	233	(123)
Cash and Cash Equivalents at Beginning of Period	178	301
Cash and Cash Equivalents at End of Period	$411	$ 178

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of American Electric Power Company, Inc.:

We have audited the consolidated balance sheets of American Electric Power Company, Inc. and subsidiary companies (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in common shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008. We have also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. Such consolidated financial statements, management's assessment of the effectiveness of the Company's internal control over financial reporting, and our reports on the consolidated financial statements and internal control over financial reporting dated February 27, 2009, expressing unqualified opinions, and with respect to the report on the consolidated financial statements, including an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," effective January 1, 2007, and FASB Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006, (which are not included herein) are included in Appendix A to the proxy statement for the 2009 annual meeting of shareholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2008 and 2007, and the related condensed consolidated statements of income and of cash flows for the years then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Columbus, Ohio
February 27, 2009

Management's Report on Internal Control Over Financial Reporting

The management of American Electric Power Company, Inc. and subsidiary companies (AEP) is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. AEP's internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of AEP's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment, AEP's internal control over financial reporting was effective as of December 31, 2008.

AEP's independent registered public accounting firm has issued an attestation report on AEP's internal control over financial reporting. The Report of Independent Registered Public Accounting Firm appears in Appendix A to the Proxy Statement.

Shareholder Information

CORPORATE HEADQUARTERS
1 Riverside Plaza
Columbus, OH 43215-2373
614-716-1000

AEP is incorporated in the State of New York.

ANNUAL MEETING – The 102nd annual meeting of shareholders of American Electric Power Company will be held at 9:30 a.m., Central Daylight Time, Tuesday, April 28, 2009, at the InterContinental Stephen F. Austin Hotel, 701 Congress Avenue, Austin, Texas. Admission is by ticket only. If you are a registered holder, a ticket to the shareholder meeting will be on the Shareholder Meeting Notice that will be mailed to you. If you request a Proxy Material Package be mailed to you, the Admission Ticket will be on your Proxy Card. You may also call the Company for an Admission Ticket. If you hold your shares through a broker, please bring proof of share ownership as of the record date.

INQUIRIES REGARDING YOUR STOCK HOLDINGS – Registered shareholders (shares that you own, in your name) should contact the Company's transfer agent, listed below, if you have questions about your account, address changes, stock transfer, lost certificates, direct deposits, dividend checks and other administrative matters. You should have your Social Security number or account number ready; the transfer agent will not speak to third parties about an account without the shareholder's approval or appropriate documents.

TRANSFER AGENT & REGISTRAR
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone Response Group: 1-800-328-6955
Internet address: www.computershare.com/investor
Hearing Impaired #: TDD: 1-800-952-9245

BENEFICIAL HOLDERS – (Stock held in a bank or brokerage account) – When you purchase stock and it is held for you by your broker, it is listed with the Company in the broker's name, and this is sometimes referred to as "street name" or a "beneficial owner." AEP does not know the identity of individual shareholders who hold their shares in this manner; we simply know that a broker holds a certain number of shares which may be for any number of customers. If you hold your stock in street name, you receive all dividend payments, annual reports and proxy materials through your broker. Therefore, questions about your account should be directed to your broker.

INTERNET ACCESS TO YOUR ACCOUNT – If you are a registered shareholder, you can access your account information through the Internet at www.computershare.com/investor.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN – A Dividend Reinvestment and Direct Stock Purchase Plan is available to all investors. It is an economical and convenient method of purchasing shares of AEP common stock, through initial cash investments, cash dividends and/or additional optional cash purchases. You may obtain the Plan prospectus and enrollment authorization form by contacting the transfer agent.

STOCK EXCHANGE LISTING – The Company's common stock is traded principally on the New York Stock Exchange under the ticker symbol AEP. AEP stock has been traded on the NYSE for 60 years.

DIVIDENDS – The Company paid $1.64 in cash dividends on common stock in 2008, all of which is taxable for federal income tax purposes. The Company paid 41 cents per share in all four quarters. AEP normally pays dividends on common stock four times a year, generally around the 10th of March, June, September and December. AEP has paid 395 consecutive quarterly dividends on common stock beginning in 1910.

NUMBER OF SHAREHOLDERS – As of December 31, 2008, there were approximately 100,000 registered shareholders and approximately 270,000 shareholders holding stock in street name through a bank or broker. There were 406,071,256 shares outstanding at December 31, 2008.

INTERNET HOME PAGE – Information about AEP, including financial documents, Securities and Exchange Commission (SEC) filings, news releases, investor presentations, shareholder information and customer service information, is available on the Company's home page on the Internet at www.AEP.com.

FINANCIAL AND OTHER INFORMATION – Earnings and other financial results, corporate news and company information are available at our website, www.AEP.com. Hard copies of these materials can be obtained via mail with a written request to AEP Investor Relations, by telephone at 1-800-237-2667 or electronically at klkozero@AEP.com.

FINANCIAL COMMUNITY INQUIRIES – Institutional investors or securities analysts who have questions about the Company should direct inquiries to Bette Jo Rozsa, 614-716-2840, bjrozsa@AEP.com; Julie Sherwood, 614-716-2663, jasherwood@AEP.com; or Jana Croom, 614-716-3175, jtcroom@AEP.com. Individual shareholders should contact Kathleen Kozero, 614-716-2819, klkozero@AEP.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215

RECEIVE ANNUAL REPORTS AND PROXY MATERIALS ELECTRONICALLY – You can receive future annual reports, proxy statements and proxies electronically rather than by mail. If you are a registered holder, log on to www.computershare.com/us/ecomms. If you hold your shares in street name, contact your broker.

CORPORATE GOVERNANCE – American Electric Power submitted its Annual Certification of the Chief Executive Officer to the New York Stock Exchange regarding the New York Stock Exchange corporate governance listing standards on May 1, 2008. AEP filed its Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2, respectively, to its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on February 27, 2009.

This report made by AEP and its Registrant Subsidiaries contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although AEP and each of its Registrant Subsidiaries believe that their expectations are based on reasonable assumptions, any such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. Among the factors that could cause actual results to differ materially from those in the forward-looking statements are:

- The economic climate and growth in, or contraction within, our service territory and changes in market demand and demographic patterns.
- Inflationary or deflationary interest rate trends.
- Volatility in the financial markets, particularly developments affecting the availability of capital on reasonable terms and developments impairing our ability to finance new capital projects and refinance existing debt at attractive rates.
- The availability and cost of funds to finance working capital and capital needs, particularly during periods when the time lag between incurring costs and recovery is long and the costs are material.
- Electric load and customer growth.
- Weather conditions, including storms.
- Available sources and costs of, and transportation for, fuels and the creditworthiness and performance of fuel suppliers and transporters.
- Availability of generating capacity and the performance of our generating plants, including our ability to restore Cook Plant Unit 1 in a timely manner.
- Our ability to recover regulatory assets and stranded costs in connection with deregulation.
- Our ability to recover increases in fuel and other energy costs through regulated or competitive electric rates.
- Our ability to build or acquire generating capacity and transmission line facilities (including our ability to obtain any necessary regulatory or siting approvals and permits) when needed at acceptable prices and terms and to recover those costs (including the costs of projects that are canceled) through applicable rate cases or competitive rates.
- New legislation, litigation and government regulation, including requirements for reduced emissions of sulfur, nitrogen, mercury, carbon, soot or particulate matter and other substances.
- Timing and resolution of pending and future rate cases, negotiations and other regulatory decisions (including rate or other recovery of new investments in generation, distribution and transmission service and environmental compliance).
- Resolution of litigation (including disputes arising from the bankruptcy of Enron Corp. and related matters).
- Our ability to constrain operation and maintenance costs.
- Our ability to develop and execute a strategy based on a view regarding prices of electricity, natural gas and other energy-related commodities.
- Changes in the creditworthiness of the counterparties with whom we have contractual arrangements, including participants in the energy trading market.
- Actions of rating agencies, including changes in the ratings of debt.
- Volatility and changes in markets for electricity, natural gas, coal, nuclear fuel and other energy-related commodities.
- Changes in utility regulation, including the implementation of the recently passed utility law in Ohio and the allocation of costs within RTOs, including PJM and SPP.
- Accounting pronouncements periodically issued by accounting standard-setting bodies.
- The impact of volatility in the capital markets on the value of the investments held by our pension, other postretirement benefit plans and nuclear decommissioning trust and the impact on future funding requirements.
- Prices for power that we generate and sell at wholesale.
- Changes in technology, particularly with respect to new, developing or alternative sources of generation.
- Other risks and unforeseen events, including wars, the effects of terrorism (including increased security costs), embargoes and other catastrophic events.

AEP and its Registrant Subsidiaries expressly disclaim any obligation to update any forward-looking information.

AEP AT A GLANCE

American Electric Power is one of the largest electric utilities in the United States, delivering electricity to more than 5 million customers in 11 states. AEP ranks among the nation's largest generators of electricity, owning nearly 39,000 megawatts of generating capacity in the U.S. AEP also owns the nation's largest electricity transmission system, a nearly 39,000-mile network that includes more 765-kilovolt extra-high voltage transmission lines than all other U.S. transmission systems combined.

The company owns approximately 213,000 miles of overhead and underground distribution lines.

AEP controls more than 9,000 rail cars; owns and/or operates more than 2,900 barges, 58 towboats and 25 harbor boats; operates a coal-handling terminal with 20 million tons of capacity; and consumes approximately 77 million tons of coal annually.

AEP's utility units operate as AEP Ohio, AEP Texas, Appalachian Power (in Virginia and West Virginia), AEP Appalachian Power (in Tennessee), Indiana Michigan Power, Kentucky Power, Public Service Company of Oklahoma, and Southwestern Electric Power Company (in Arkansas, Louisiana and east Texas). The company is based in Columbus, Ohio.

© 2009 American Electric Power Co., Inc.

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AMERICAN®
ELECTRIC
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American Electric Power
1 Riverside Plaza
Columbus, OH 43215
614-716-1000
www.AEP.com